Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Corcept Therapeutics Incorporated for the registration of $200,000,000 in common stock, preferred stock, debt securities, equity warrants and debt warrants and 349,425 shares of common stock being offered by the selling stockholders to the incorporation by reference therein of our reports dated March 6, 2017, with respect to the financial statements of Corcept Therapeutics Incorporated, and the effectiveness of internal control over financial reporting of Corcept Therapeutics Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

March 13, 2017